Mail Stop 3561

October 5, 2009

Onward Choi, Acting Chief Financial Officer
NetEase.com, Inc.
26/F, SP Tower D
Tsinghua Science Park Building 8
No. 1 Zhongguancun East Road, Haidian District
Beijing 100084
PEOPLE'S REPUBLIC OF CHINA

> **Re: NetEase.com, Inc.**
> **Annual Report on Form 20-F for the Year Ended December 31, 2008**
> **Filed June 30, 2009**
> **File No. 0-30666**

Dear Mr. Choi:

We have completed our review of your annual report on Form 20-F and related filings, and we have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Paul W. Boltz, Jr., Esq.
        Ropes & Gray
        Via Facsimile